UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Zhone Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

740584107

(CUSIP Number)

Michael J. Losch

Tellium, Inc.

2 Crescent Place

Oceanport, NJ 07757

(732) 923-4100

With a Copy to:

Richard A. Steinwurtzel, Esq.

Fried, Frank, Harris, Shriver & Jacobson

1001 Pennsylvania Avenue, Suite 800

Washington, DC 20004

(202) 639-7000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 27, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No. 740584107

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person Tellium, Inc. I.R.S. Identification No. 22-3509099

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 67,998,336 (1) 9. Sole Dispositive Power -0- 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,998,336

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares(See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 69.0% (2)

14.	Type of Reporting Person CO

(1)	The shares subject to the Voting Agreement (described in Item 4 ) include (i) 11,750,250 shares Zhone Technologies, Inc. common stock; (ii) 47,500,000 shares of Zhone Technologies, Inc. common stock issuable upon conversion of Series AA Preferred Stock and (iii) 8,748,086 shares of Zhone Technologies, Inc. common stock issuable upon conversion of Series B Preferred Stock. The reporting person has shared voting power with respect to these shares, but only as to the matters specified in the Voting Agreement.

(2)	The calculation of the foregoing percentage is based on 98,584,260 shares of Zhone Technologies, Inc. common stock issued outstanding as of July 23, 2003 as set forth in the Merger Agreement (as defined below), including shares of Zhone Technologies, Inc. common stock issuable upon conversion of Series AA and Series B Preferred Stock.

ITEM 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 (“Company Common Stock”) of Zhone Technologies, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 7001 Oakport Street, Oakland, California 94621.

ITEM 2.	Identity and Background.

(a)-(c) and (f) This Statement is filed by Tellium, Inc., a Delaware corporation (“Tellium”). The address of Tellium’s principal business office is 2 Crescent Place, Oceanport, New Jersey 07757-0901.

The following information with respect to each executive officer and director of Tellium is set forth in Annex A hereto, which is incorporated herein by reference: (i) name; (ii) business address; (iii) citizenship; (iv) principal occupation or employment; and (iv) name, principal business and address of any corporation or other organization in which such employment is conducted (other than Tellium).

Other than executive officers and directors, there are no persons controlling Tellium.

(d)-(e) During the last five years, neither Tellium nor, to the best of Tellium’s knowledge, any person named in Annex A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Tellium has not expended, and does not expect to expend, funds in connection with its beneficial ownership of Company Common Stock. Such beneficial ownership has been derived from the provisions of the Voting Agreement (described in Item 4) and the irrevocable proxies granted pursuant thereto.

ITEM 4.	Purpose of Transaction.

On July 27, 2003, Tellium, Zebra Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Tellium (“Merger Sub”), and the Company entered into an Agreement and Plan of Merger, dated as of July 27, 2003 (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly-owned subsidiary of Tellium. Capitalized terms not defined herein shall have the meanings set forth in the Merger Agreement.

Under the terms of the Merger Agreement, the Company’s stockholders would receive 60% of the combined company’s outstanding fully-converted shares at closing and the stockholders of Tellium would continue to hold the remaining 40% of the combined company’s outstanding fully-converted shares as of closing. Based on Tellium’s current number of fully-converted shares outstanding, the Company’s stockholders will receive approximately 197 million newly issued shares, options and warrants to purchase shares of Tellium common stock as of closing. The exact number of Tellium shares to be issued will depend on Tellium’s fully-converted shares outstanding immediately prior to closing.

At the Effective Time (as defined in the Merger Agreement): (i) the Board of Directors of the Company will be reduced to three members, with the initial members as provided in the Merger Agreement; (ii) the Certificate of Incorporation and Bylaws of the Company will be as provided in the Merger Agreement; and (iii) the executive officers of the Company will be as provided in the Merger Agreement.

A copy of the Merger Agreement is included as Exhibit 1 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, in order to induce Tellium and Merger Sub to enter into the Merger Agreement the following persons (collectively, the “Stockholders”) who own an aggregate of 67,998,336, or 69.0%, of the outstanding shares of the Company Common Stock as of July 23, 2003, including shares of Company Common Stock issuable upon conversion of all Series AA and Series B Preferred Stock, entered into a voting agreement (the “Voting Agreement”), dated as of July 27, 2003, with Tellium and Merger Sub: TPG Zhone L.L.C.; KKR-ZT, L.L.C.; New Enterprise Associates VIII, L.P.; New Enterprise Associates 9, L.P.; New Enterprise Associates 8A, L.P.; NEA Ventures 2000; NIF Ventures Co., LTD; Investment Enterprise Partnership “NIF New Technology Fund 2000/1”; Investment Enterprise Partnership “NIF New Technology Fund 2000/2”; Investment Enterprise Partnership “NIF New Technology Fund 99-A”; Investment Enterprise Partnership “NIF New Technology Fund 99-B”; Investment Enterprise Partnership “NIF 21-One (1)”; Investment Enterprise Partnership “NIF 21-One (2-A)”; Investment Enterprise Partnership “NIF 21-One (2-B)”; Investment Enterprise Partnership “NIF-TT Fund”; Investment Enterprise Partnership “NIF-ST Fund”; Morteza Ejabat Mr. Ejabat as Trustee of the Morteza Ejabat Trust Under Declaration of Trust Dated May 19, 1998; Ms. Symons as Trustee of the Symons Living Trust dated March 15, 1995; and Sybat Partners.

Pursuant to the Voting Agreement, each Stockholder has agreed that the Stockholder will vote all of the shares of Company Common Stock and Series AA Preferred Stock, par value $0.001 per share, and Series B Preferred Stock, par value $0.001 per share (“Company Preferred Stock” and, together with Company Common Stock, the “Company Stock”) of the Company beneficially held by such Stockholder (i) in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement and (ii) against (A) any Alternative Transaction (as defined in the Voting Agreement) or (B) any Frustrating Transaction (as defined in the Voting Agreement).

The Voting Agreement also provides, among other things, that each Stockholder will not: (i) except as otherwise set forth therein, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit-sharing arrangement) or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of any of the Company Stock held by such Stockholder; (ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise with respect to any of the Company Stock held by such Stockholder; (iii) take any other action that would in any way restrict, limit or interfere with the performance of his or her obligations under the Voting Agreement or the transactions contemplated thereby, or take any action that would make his, her or its representations or warranties under the Voting Agreement untrue or incorrect in any material respect; and (iv) until the Merger is consummated or the Voting Agreement is terminated, permit any of its representatives to (A) solicit, initiate or encourage (including by way of furnishing nonpublic information), or take any other action designed to, or which could reasonably be expected to facilitate an Acquisition Proposal with respect to the Company (as defined in the Merger Agreement), or the making, submission or announcement of any such Acquisition Proposal with respect to the Company or (B) participate or engage in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to, any Acquisition Proposal with respect to the Company or (C) engage in any discussions with any person with respect to any Acquisition Proposal with respect to the Company, except to notify such person as to the existence of the Voting Agreement. Such Stockholder and each of its affiliates shall immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than Tellium) conducted before the date of the Voting Agreement with respect to any of the foregoing.

In connection with the Voting Agreement, each Stockholder also delivered to Tellium an irrevocable proxy with respect to the securities held by such Stockholder, allowing Tellium’s designee to vote in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of all of the other transactions contemplated by the Merger Agreement and against any Alternative Transaction or Frustrating Transaction.

The Voting Agreement terminates automatically upon the earliest of (i) the Effective Time and (ii) the date upon which the Merger Agreement is terminated pursuant to Section 7.1 thereof. A copy of the Voting Agreement is included as Exhibit 2 hereto and the description of the Voting Agreement contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.

ITEM 5.	Interests in Securities of the Company.

(a) and (b) As a result of entering into the Voting Agreement, Tellium may be deemed to own beneficially 67,998,336 shares of Company Common Stock, which includes (i) 11,750,250 shares of Company Common Stock; (ii) 47,500,000 shares of Company Common

Stock issuable upon conversion of Series AA Preferred Stock and (iii) 8,748,086 shares of Company Common Stock issuable upon conversion of Series B Preferred Stock. These shares represent 69.0% of the issued and outstanding shares of Company Common Stock, including shares of Company Common Stock issuable upon conversion of all Series AA and Series B Preferred Stock, as of July 23, 2003.

Tellium has shared voting power with respect to the Company Stock, but only as to the matters specified in the Voting Agreement. Except as aforesaid, Tellium does not have the power to vote or to direct the vote of the Company Stock, nor does it have the sole or shared power to dispose or to direct the disposition of the Company Stock.

To the best of its knowledge, no executive officer or director of Tellium beneficially owns any shares of Company Common Stock.

(c) Except as set forth in Item 3, 4 or 5, neither Tellium, nor, to the best of Tellium’s knowledge, any of the persons listed on Annex A hereto, has effected any transactions in the securities of the Company in the past 60 days.

(d) and (e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Other than as set forth in Item 3, 4 or 5, neither Tellium nor, to the best of Tellium’s knowledge, any of the persons named in Annex A hereto, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees or profits, divisions of profits or losses or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger by and among Tellium, Inc., Zebra Acquisition Corp. and Zhone Technologies, Inc., dated as of July 27, 2003 (Incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K filed on July 28, 2003).

Exhibit 2	Voting Agreement dated as of July 27, 2003 among Tellium, Zebra Acquisition Corp. and each of the persons listed on Schedule A thereto. (Incorporated by reference to Exhibit 99.2 of the Company’s Form 8-K filed on July 28, 2003)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

TELLIUM, INC.

By:	/S/ MICHAEL J. LOSCH

	Name:	Michael J. Losch
	Title:	Chief Financial Officer, Secretary and Treasurer

Dated: August 5, 2003

Exhibit Index

Document
Exhibit 1	Agreement and Plan of Merger by and among Tellium, Inc., Zebra Acquisition Corp. and Zhone Technologies, Inc., dated as of July 27, 2003 (Incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K filed on July 28, 2003).

Exhibit 2	Voting Agreement dated as of July 27, 2003 among Tellium, Zebra Acquisition Corp. and each of the persons listed on Schedule A thereto. (Incorporated by reference to Exhibit 99.2 of the Company’s Form 8-K filed on July 28, 2003)

Annex A

Executive Officers and Directors

The following table sets forth the name, business address and title of each of the executive officers of Tellium, Inc. (“Tellium”), excluding executive officers who are also directors. To the knowledge of Tellium, each officer listed below is a United States citizen.

Name	Title	Address

Krishna Bala	Chief Technology Officer	Tellium, Inc. 2 Crescent Drive Oceanport, New Jersey 07757

Michael J. Losch	Chief Financial Officer, Secretary and Treasurer	Tellium, Inc. 2 Crescent Drive Oceanport, New Jersey 07757

William J. Proetta	President and Chief Operating Officer	Tellium, Inc. 2 Crescent Drive Oceanport, New Jersey 07757

The following sets forth the name, business address and present principal occupation or employment and country of citizenship of each of the directors of Tellium.

Name	Principal Occupation	Address	Citizenship

Harry J. Carr	Chairman of the Board of Directors and Chief Executive Officer of Tellium	Tellium, Inc. 2 Crescent Place Oceanport, New Jersey 07757	United States

Michael M. Connors	Director	Tellium, Inc. 2 Crescent Place Oceanport, New Jersey 07757	United States

Gerald Gorman	Chairman of EasyLink Services Corp.	EasyLink Services Corp. 33 Knightsbridge Road Piscataway, NJ 08854	Australia

Kathleen A. Perone	President and Chief Executive Officer of Focal Communications Corp.	Focal Communications Corp. 200 North LaSalle Street 11th Floor Chicago, IL 60601	United States

Barton Y. Shigemura	Chief Executive Officer of Yotta Yotta Inc.	Yotta Yotta, Inc. 6020 104th St. Northwest Edmonton, AB T6H5S4	United States